Filed by PMA Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject company: PMA Capital Corporation

Commission File No. 333-119435

Mellon Bank Center Suite 3000 1735 Market Street Philadelphia, PA 19103-7590
PRESS RELEASE

For Release:	Immediate
Contact:	William Hitselberger (215) 665-5046

PMA Capital Corporation Announces Exchange Offer For Its

4.25% Senior Convertible Debentures Due 2022

Philadelphia, PA, October 5, 2004 — PMA Capital (NASDAQ: PMACA) (the “Company”) today announced that pursuant to a Registration Statement Form S-4 filed on October 1, 2004, amended on October 5, 2004, it is offering to exchange (the “Offer”) up to $86,250,000 aggregate principal amount of newly issued 7.50% Senior Secured Convertible Debentures due 2022 for any and all of the $86,250,000 aggregate principal amount of its outstanding 4.25% Senior Convertible Debentures due 2022.

On June 30, 2009, holders of the new debentures will have the right to require the Company to repurchase for cash any outstanding new debentures for 114% of the principal amount of the new debentures plus accrued and unpaid interest, if any, to the settlement date. Holders of the existing debentures may require the Company to repurchase their debentures at par for cash or common stock (at the Company’s election) on September 30, 2006, 2008, 2010, 2012 and 2017.

The new debentures will be secured equally and ratably with the Company’s outstanding $57,500,000 principal amount 8.50% Monthly Income Senior Notes due 2018 by a first lien on 20% of the capital stock of the Company’s principal operating subsidiaries and under certain conditions an additional pledge of certain capital stock, but not the net cash proceeds of certain permitted dispositions (which will be contractually required to be used to make an offer to repurchase the new debentures).

Accrued and unpaid interest through the settlement date on the existing debentures that the Company acquires in the exchange offer will be paid in cash upon settlement. Interest on each new debenture will accrue from the settlement date.

The new debentures will bear interest at 7.50% payable in cash or shares of the Company’s Class A common stock, at the Company’s election and will be convertible at the rate of 61.0948 shares, equivalent to an initial conversion price of $16.368 per share of Class A common stock.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, November 2, 2004, unless extended. The Offer is subject to certain conditions including the consent of the issuing bank under the Company’s letter of credit facility. However, the offer is not subject to a minimum amount of existing debentures being tendered.

The purpose of the exchange offer is to refinance the existing debentures by exchanging them for the new debentures with a later put date and to attempt to improve the insurer financial strength ratings of The PMA Insurance Group and the debt ratings of PMA Capital Corporation.

Additional details regarding the Offer are described in the Amendment No. 1 of Registration Statement filed by the Company with the Securities and Exchange Commission on October 5, 2004. Copies of the Prospectus contained in the Registration Statement may be obtained from the Information Agent for the Offers, Global Bondholder Services Corporation, at 866-873-7700 (US toll-free) and 212-430-3774 (collect).

Banc of America Securities LLC is the exclusive dealer manager in connection with the Offer. Questions regarding the Offer may be directed to Banc of America Securities LLC, High Yield Special Products, at 888-292-0070 (US toll-free) and 704-388-4813 (collect) or Equity-Linked Liability Management, at 888-583-8900, x 2200 (US toll-free) and 212-933-2200 (collect).

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

You should not place undue reliance on any forward-looking statements. Unless otherwise stated, we disclaim any current intention to update forward-looking information and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PMA Capital Corporation, headquartered in Philadelphia, Pennsylvania, is an insurance holding company whose operating subsidiaries provide workers’ compensation, integrated disability and other commercial property and casualty lines of insurance, primarily in the eastern part of the United States, underwritten and marketed under the trade name The PMA Insurance Group.

For additional information, visit www.pmacapital.com

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